RTI INC.
                                                  300 Antone Rd.
                                              Sunland Park, NM 88063

                              REVISED NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                                         TO BE HELD ON SEPTEMBER 10, 1998


To the stockholders of RTI Inc.:

                  Notice is hereby given that the Annual Meeting of Stockholders ("Annual Meeting") of RTI Inc., a New York corporation ("Company"), will be held at the offices of the Company at 301 Antone Rd., Sunland Park, NM 88063 on Thursday, September 10, 1998, at the hour of 11:00 local time for the following purposes:

         (1)      To elect five directors for a one year term expiring in 1999;

         (2)      To  ratify  the  purchase  of  certain   assets  from  Bacchus
                  Industries, Inc., an affiliated company, in exchange for 450,000 shares of the Company's Common Stock;

         (3) To approve a private placement of Units (each Unit to consist of two (2) shares of Common Stock and one (1) five (5) year Common Stock Purchase Warrant to purchase one (1) share of Common Stock at an exercise price of $3.00) on the revised terms set forth in the Revised Proxy Statement;

         (4) To approve the granting of performance options for up to 1,564,000 shares of Common Stock to certain members of management of the Company on the terms set forth in the Proxy Statement;

         (5) To approve an amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of Common Stock from 15,000,000 to 25,000,000; and

         (6) To transact such other business as may properly come before the Meeting.

                  Only stockholders of record at the close of business on July 27, 1998 are entitled to notice of and to vote at the meeting or any continuation or adjournment thereof.

                                            By Order of the Board of Directors


                            Rocky Bacchus, Secretary

August 21, 1998

         IF YOU WISH TO VOTE IN FAVOR OF THE REVISED PROPOSAL No. 3,
         CHECK THE APPROPRIATE BOX AND SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IN ANY EVENT, YOUR PROMPT RETURN OF A SIGNED AND DATED PROXY WILL BE APPRECIATED.

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                                          ANNUAL MEETING OF STOCKHOLDERS

                                                        OF

                                                     RTI Inc.


                                                September 10, 1998
                                                 -----------------

                                              REVISED PROXY STATEMENT
                                                 -----------------

                                                GENERAL INFORMATION

Proxy Solicitation

                  This Proxy Statement is furnished to the holders of Common Stock, $.08 par value per share ("Common Stock"), of RTI Inc. ("Company") in connection with the solicitation of proxies on behalf of the Board of Directors of the Company for use at the Annual Meeting of Stockholders ("Annual Meeting") to be held on September 10, 1998, or at any continuation or adjournment thereof, pursuant to the accompanying Revised Notice of Annual Meeting of Stockholders. The purpose of the meeting and the matters to be acted upon are set forth in the accompanying Notice of Annual Meeting of Stockholders. The Board of Directors knows of no other business which will come before the meeting.

                  REVISED PROXIES ARE BEING SOLICITED ONLY IN CONNECTION WITH THE PROPOSED EQUITY FINANCING DESCRIBED IN PROPOSAL NO. 3 AS THE TERMS OF SUCH FINANCING HAVE MATERIALLY CHANGED AS A RESULT OF A DECLINE IN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK. ANY PROXY CARD PREVIOUSLY SUBMITTED WILL BE VOTED AS SUBMITTED WITH THE EXCEPTION OF ANY VOTES ON PROPOSAL NO. 3, WHICH SHALL BE NULL AND VOID AND OF NO LEGAL EFFECT WHATSOEVER. IF YOU WISH TO VOTE ON PROPOSAL NO. 3, YOU MUST MARK, SIGN, DATE AND RETURN THE ENCLOSED NEW PROXY CARD IN A TIMELY FASHION AS ANY PRIOR VOTES ON SUCH PROPOSAL WILL NOT BE COUNTED FOR ANY PURPOSE.

                  Proxies for use at the meeting will be mailed to stockholders on or about August 28, 1998 and will be solicited chiefly by mail, but additional solicitation may be made by telephone, telegram or other means of telecommunications by directors, officers, consultants or regular

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



employees of the Company. The Company may enlist the assistance of brokerage houses, fiduciaries, custodians and other like parties in soliciting proxies. All solicitation expenses, including costs of preparing, assembling and mailing the proxy material, will be borne by the Company.

Revocability and Voting of Proxy

                  A form of proxy for use at the meeting and a return envelope for the proxy are enclosed. Stockholders may revoke the authority granted by their execution of proxies at any time before their effective exercise by filing with the Secretary of the Company a written revocation or duly executed proxy bearing a later date or by voting in person at the meeting. Shares represented by executed and unrevoked proxies will be voted in accordance with the choice or instructions specified thereon. If no specifications are given, the proxies intend to vote "FOR" Proposal No. 3 set forth herein. Proxies marked as abstaining will be treated as present for purposes of determining a quorum for the Annual Meeting, but will not be counted as voting in respect of any matter as to which abstinence is indicated. If any other matters properly come before the meeting or any continuation or adjournment thereof, the proxies intend to vote in accordance with their best judgment.

Record Date and Voting Rights

                  Only stockholders of record at the close of business on July 27, 1998 are entitled to notice of and to vote at the Annual Meeting or any continuation or adjournment thereof. Each share of Common Stock is entitled to one vote per share. Any share of Common Stock held of record on July 27, 1998 shall be assumed by the Board of Directors to be owned beneficially by the record holder thereof for the period shown on the Company's stockholder records. The affirmative vote of a majority of the shares present is required for the approval of Proposal No.3.

                  The Directors and the executive officers of the Company own approximately 18.14% of the Company's outstanding Common Stock and have indicated their intent to vote their shares FOR Proposal No.3.

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



                                              REVISED PROPOSAL NO. 3
                                            PRIVATE PLACEMENT OF UNITS

                  As shown in the financial statements included in its Annual Report on Form 10-KSB for the year ended December 31, 1997, the Company has a pressing need for additional financing. In a letter dated, February 26, 1998, Nasdaq informed the Company that it was not in compliance with a Nasdaq Marketplace Rule which requires that companies maintain "Net Tangible Assets" (defined in such rule as total assets (less goodwill) minus total liabilities) of at least $2,000,000. The Company must complete the Second Bridge Offering and the Equity Offering (such terms hereinafter defined) in order to comply with such rule and not be delisted from Nasdaq.

                  Pursuant to Nasdaq's procedures, the Company has submitted a Plan of Compliance ("Plan") of which the Second Bridge Offering and the Equity Financing are a part. In a letter dated August 19, 1998, Nasdaq informed the Company that it would grant the Company an exemption pursuant to the Plan, provided that the Company file a Report on Form 8-K with a pro forma balance sheet indicating Net Tangible Assets of at least $4,000,000 and full compliance with all other continued listing requirements. In addition, the Company's symbol will, until it complies with all of Nasdaq's maintenance requirements, change from "RTII" to "RTIIC" to indicate the Common Stock's conditional listing status. The Company issued a press release disclosing such change. No assurances can be given that the Company will be able to meet any of such criteria and that Nasdaq will not delist the Company's Common Stock.

                  Nasdaq has an additional rule, however, which states that companies whose securities are quoted on Nasdaq may not issue securities amounting to 20% or more of its outstanding securities at a price below market value without shareholder approval. At July 31, 1998, the Company had 1,606,166 shares of Common Stock outstanding. Given that the proposed offering described below constitutes in excess of 20% of the Company's outstanding Common Stock, the Company cannot proceed with the Equity Financing without the affirmative vote of the majority of the Company's stockholders voting on this Proposal.

                  After due consideration the Board of Directors has decided that the following proposed private placement is in the Company's best interests. The Company has agreed with an investment banking firm to act as Placement Agent for a private offering generating minimum gross proceeds of $2,000,000 and maximum gross proceeds of $5,000,000 ("Equity Financing") at a contemplated offering price per Unit to be calculated as follows: if, on the trading day prior to date of each closing of the Equity Financing the average of the closing bid and asked prices of the Common Stock is $1.625 or higher, then the Unit price for such closing shall be $2.00; if the Closing Price is between $1.624 and $1.375, then the Unit price shall be $1.75; if the Closing Price is between $1.00 and $1.374, then the Unit price shall be $1.25 and if the Closing Price is below $1.00, then the Unit price shall be $1.00, with such price to be recalculated prior to each closing ("Offering Price.")

                  Each Unit shall consist of two (2) shares of Common Stock and one (1) four (4) year Common Stock Purchase Warrant to purchase one (1) share of Common Stock at an exercise price

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of $3.00 ("Equity  Financing  Warrants.") The Equity Financing  Warrants will be redeemable at any time after the Common Stock underlying the Equity Financing Warrants is registered for public distribution under the Securities Act of 1933, as amended ("Act,") and is listed on a national exchange or the Nasdaq Stock Market; provided, that during the 20 consecutive trading days ending within 10 days of the date of the notice of redemption, the closing bid price of the Company's Common Stock is not less than $7.00 per share ("Closing Price") and the average trading volume of the Common Stock is not less than 30,000 shares per day. The redemption price shall be $.25 per Equity Financing Warrant. The Equity Financing would be made pursuant to Rule 506 of Regulation D promulgated under the Act and would be made to Accredited Investors only, as such term is defined in Rule 501 of Regulation D.

                  The financing portion of the Plan would be accomplished in three stages, only the last of which requires shareholder approval. The first stage (which closed in April 1998) involved a $541,502 bridge financing in the form of nine-month Promissory Notes bearing 10% interest (collectively " First Bridge Notes") and five-year Warrants to purchase an aggregate of 87,501 shares of Common Stock at an exercise price of $4.50 per share ("First Bridge Warrants.") The First Bridge Notes are secured by a security interest in the Company's assets with the understanding that should the Company enter into a borrowing with a financial institution, then the security interest would be converted to a junior and subordinate lien to the lien of such financial institution. The First Bridge Notes will automatically rollover into the Equity Financing upon shareholder approval of this Proposal. If this Proposal is not so approved, the First Bridge Notes will remain debt instruments and become due at maturity. In addition, the Company intends to (i) issue an aggregate of an additional 454,001 First Bridge Warrants to the investors in such offering (to give such investors the same ratio of warrants per dollar invested as granted to those investors in the proposed Second Bridge Financing Described below) and
(ii) reduce the exercise price of all of such First Bridge Warrants from $4.50 per share to a price per share equal to the closing price of the Common Stock on the trading day immediately preceding the closing of the Second Bridge Financing (hereinafter defined.) The Company intends to make such adjustments even though it is not contractually obligated to do so.

                  The second step contemplates an additional $500,000 bridge financing ("Second Bridge Financing") in the form of one year Promissory Notes bearing 10% interest (collectively "Second Bridge Notes") and five-year Warrants to purchase an aggregate of 500,000 shares of Common Stock at an exercise price per share equal to the closing price of the Common Stock on the trading day immediately preceding the closing of the Second Bridge Financing ("Second Bridge Warrants.") The principal amount of the Second Bridge Notes may, at the option of the Holder, rollover into the Equity Financing upon shareholder approval of this Proposal and shall (i) become immediately due and payable and (ii) bear interest at the rate of 20% per annum if the Company does not consummate the Offering within 120 days of the closing of the Second Bridge Financing. Assuming that this Proposal is approved by shareholders, the third step will involve the commencement of the Equity Financing.


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



                  In consideration for its services rendered in the Second Bridge Financing and the Equity Financing, the Placement Agent will receive compensation consisting of (i) sales commissions in an amount equal to 10% percent of the proceeds raised in the Second Bridge Financing and the Equity Financing; (ii) a non-accountable expense allowance in an amount equal to 3% of the proceeds raised in the Second Bridge Financing and the Equity Financing and
(iii) warrants, for nominal consideration, to purchase a number of shares of Common Stock equal to (i) 25% of the dollar value of the Second Bridge Notes and
(ii) 25% of the number of Units placed in the Equity Financing (collectively "Placement Agent Warrants.")

                  The investors in the Second Bridge Financing and the Equity Financing shall have the right, commencing after April 1, 1999, to demand that the Company file, within 45 days of such demand, a registration statement with the Securities and Exchange Commission ("Commission") to register (a) the shares of Common Stock (i) forming a part of the Units; (ii) underlying the Second Bridge Warrants and the Equity Financing Warrants; (iii) issuable upon the rollover of the Second Bridge Notes and (iv) underlying the Placement Agent Warrants as well as (b) the Second Bridge Warrants, the Equity Financing
Warrants and the Placement Agent Warrants themselves. The Company has also agreed to use its best efforts to cause such registration statement to be declared effective by the Commission within 60 days of such filing. Such investors and the Placement Agent have also been granted customary piggyback registration rights. If the Company does not cause such registration statement to be filed within such 45 day period or declared effective within such additional 60 day period after filing, the number of Equity Financing Warrants shall be increased by two percent (2%) on each one month anniversary thereafter, until such time that the number of Equity Financing Warrants equals 120% of the original number of Equity Financing Warrants.

                  The Company has also agreed to (i) pay all of the expenses of the Second Bridge Offering and the Equity Financing, including, but not limited to, all "blue sky" filing fees, printing and mailing fees, escrow agent fees and the Placement Agent's technical consultant's fees (not to exceed $10,000), the Placement Agent's counsel fees (not to exceed $45,000, including fees for all "blue sky" matters for the Second Bridge Financing and the Offering); (ii) enter into a three (3) year Financial Consulting Agreement with the Placement Agent for a fee of $5,000 per month and contingent fees (payable to the Placement Agent in cash upon the closing of any merger, acquisition, joint venture or other transaction where the Placement Agent provides investment banking services or introduces the Company to the other party to the transaction) in an amount equal to 5% of the first $5,000,000 in value of the transaction and 21/2% of any additional transactional value; (iii) with a Board of Directors to consist of five members, use its best efforts for three (3) years to elect three (3) designees of the Placement Agent to the Company's Board of Directors (one of which is Mr. Joel S. Kanter, whose biography was set forth in Proposal No. 1 in the Company's Proxy Statement dated July 27, 1998), if the Placement Agent so requests or in alternative, that the Placement Agent shall have the right to designate a senior advisor to the Board of Directors who shall have the right to receive notice of and to attend all meetings of the Board of Directors or any committees thereof and (iv) give the Placement Agent a right of first refusal for a period of three (3) years to place or underwrite any securities offered by the Company. The Company has also agreed to indemnify the

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Placement Agent against certain liabilities in connection with the Second Bridge
Financing and the Equity Financing.

                  In March 1998, the Company consummated a private placement of 26 Units at a purchase price of $20,000 per Unit ("March Offering.") Each Unit consisted of 5,000 shares of Common Stock and 2,500 redeemable warrants to purchase one share of Common Stock at a price of $4.50 per share for a period of five years ("March Warrants.") Upon the closing of the Equity Financing, (assuming it is approved by the stockholders,) the Company intends to (i) issue additional shares to the investors in the March Offering without any additional consideration such that their basis is reduced from $4.00 per share to $1.00 per share and (ii) lower the exercise price of the March Warrants from $4.50 per share to $3.00 per share. The Company intends to take such actions even though it is not contractually obligated to do so.

                  No offering of the securities referred to above is being made by this Proxy Statement. This Proxy Statement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of such securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                  THE BOARD OF DIRECTORS RECOMMENDS
THAT THE STOCKHOLDERS VOTE "FOR" THE PRIVATE
PLACEMENT OF UNITS.  (ITEM NO. 1 ON THE NEW PROXY
CARD.)

                                                     RTI INC.

                                                   NEW P R O X Y

      This Proxy is Solicited on Behalf of the Board of Directors

                  The undersigned hereby appoints Rick E. Bacchus and Dr. Lanny Snodgrass as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated below, all the shares of the common stock of RTI Inc. held of record by the undersigned on July 27, 1998, at the annual meeting of shareholders to be held on September 10, 1998, or any continuation or adjournment thereof.

3. To approve a private placement of Units (each Unit to consist of two (2) shares of Common Stock and one (1) four (4) year Common Stock Purchase Warrant to purchase one (1) share of Common Stock at an exercise price of $3.00) on the new terms set forth in the Revised Proxy Statement.

                           FOR [ ]          AGAINST   [ ]       ABSTAIN [ ]


         THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 3.

         Please sign name exactly as appears below. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

                                                     Dated:           , 1998



                                                     Signature



                                                     Signature, if held jointly

         PLEASE MARK, SIGN, DATE AND RETURN THE PROXY USING THE
ENCLOSED ENVELOPE.



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